UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

       Commission File Number: 0-2762

MAXCO, INC.
_____________________________________________________
(Exact name of registrant as specified in its charter)

1005 Charlevoix Dr., Suite 100
Grand Ledge, Michigan 48837
(517) 627-1734
_____________________________________________________
(Address, including zip code, and telephone number,
including area code, of registrant's principal executive offices)

Common Stock and Series Three Preferred Stock
________________________________________________________
(Title of each class of securities covered by this Form)

None
__________________________________________________
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b((2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:	Common Stock: 274
Series Three Preferred Stock: 0

Pursuant to the requirements of the Securities Exchange Act of 1934 Maxco, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 8, 2007	By:	/S/ Max A. Coon
Max A. Coon
President and Chief Executive Officer